SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated December 10, 2003
Commission File Number 0-10906

The BOC Group plc
(Translation of registrant’s name into English)

Chertsey Road, Windlesham,
Surrey GU20 6HJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosure: The BOC Group plc Annual review 2003.

Financial highlights
2003 results
CHAIRMAN’S STATEMENT
CHIEF EXECUTIVE’S REVIEW
Our business
- our customers
- our opportunities
- our insights
- our innovations
- our culture
- our responsibilities
Operating review
Board of directors
Executive management board
Summary financial statements
Report of the directors
Independent auditors’ statement
Directors’ remuneration
Group profit and loss account
Group balance sheet
Group cash flow statement
Reconciliation of net cash flow to movement in net debt
Notes to the financial statements
Shareholder information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The BOC Group plc

Date: December 10, 2003

By:	/s/ Anthony Eric Isaac

Name: Anthony Eric Isaac Title: Chief Executive

THE BOC GROUP

Annual review and summary financial statements 2003

our year

rok w firmie

nuestro año

过去的一年

o nosso ano

ปีของเรา

우리의 해

unyaka wethu

Contents
02	Financial highlights
03	2003 results
04	Chairman’s statement
06	Chief executive’s review
08	Our business
10	- our customers
13	- our opportunities
16	- our insights
18	- our innovations
19	- our culture
20	- our responsibilities
22	Operating review
26	Board of directors
28	Executive management board
30	Summary financial statements
31	Report of the directors
32	Independent auditors’ statement
33	Directors’ remuneration
35	Group profit and loss account
36	Group balance sheet
37	Group cash flow statement
37	Reconciliation of net cash flow to movement in net debt
38	Notes to the financial statements
40	Shareholder information

Highlights of the year

Successful acquisition and integration of industrial gases businesses in Poland and Canada strengthens position in key countries.

Major integrated industrial gases supply position established on the US Gulf coast following contract award from Celanese.

Entry into water services market in the US through the purchase of Environmental Management Corporation.

OSK is combined with part of Air Liquide Japan to form Japan Air Gases.

Gist wins major logistics contracts awarded by Carlsberg-Tetley, New Look and a number of Geest companies.

BOC Edwards establishes strong position as supplier for the new generation of 300mm semiconductor fabs.

BOC is organised by lines of business. Process Gas Solutions engineers answers to the process needs of our largest customers. Industrial and Special Products supplies services and gas in smaller quantities to a host of industries. BOC Edwards serves the semiconductor industry and sells vacuum products to a range of other markets. BOC also has two specialist businesses: Afrox hospitals is southern Africa's largest private health care supplier and Gist is a logistics business.

01   The BOC Group plc Annual review 2003

Financial highlights

	2003	2002	2001
Turnover – subsidiary companies	**£3,718.3m**	£3,657.7m	£3,772.9m
Turnover – including share of joint ventures and associates	**£4,323.2m**	£4,017.9m	£4,159.2m
Operating profit	**£438.6m**	£425.6m	£422.3m
Adjusted operating profit	**£505.6m**	£500.1m	£530.6m
Profit before tax	**£351.9m**	£335.3m	£362.2m
Adjusted profit before tax	**£418.9m**	£430.0m	£466.9m
Earnings per share	**44.5p**	41.4p	46.0p
Adjusted earnings per share	**52.9p**	55.9p	57.5p
Dividends per share	**39.0p**	38.0p	37.0p
Return on capital employed	**10.8%**	10.5%	10.3%
Adjusted return on capital employed	**12.5%**	12.3%	12.9%

Figures shown as 'adjusted' exclude exceptional items. Other figures shown are prepared under UK Generally Accepted Accounting Principles (GAAP) and include all exceptional items.

Adjusted figures are presented to provide a more meaningful indication of underlying business performance and trends. These are the primary performance figures used by Group management.

In accordance with recent guidance and regulations issued by UK and US regulatory bodies, where adjusted (or non-GAAP) figures are shown, the comparable GAAP figures are also shown.

02 The BOC Group plc Annual review 2003

2003 results

Analysis by business

Turnover (including share of joint ventures and associates)	£ million	%

1. Process Gas Solutions	1,242.7	29

2. Industrial and Special Products	1,751.2	40

3. BOC Edwards	684.1	16

4. Afrox hospitals	353.4	8

5. Gist	291.8	7

Total	4,323.2	100

Adjusted operating profit

1. Process Gas Solutions	184.0	36

2. Industrial and Special Products	242.7	48

3. BOC Edwards	18.5	4

4. Afrox hospitals	46.1	9

5. Gist	29.2	6

Corporate	(14.9)	(3)

Total	505.6	100

Analysis by region

Turnover (including share of joint ventures and associates)	£ million	%

1. Europe	1,154.4	27

2. Americas	1,238.8	29

3. Africa	585.5	13

4. Asia/Pacific	1,344.5	31

Total	4,323.2	100

Adjusted operating profit

1. Europe	144.3	29

2. Americas	91.8	18

3. Africa	85.0	17

4. Asia/Pacific	184.5	36

Total	505.6	100

03   The BOC Group plc Annual review 2003

     Last year I stated your board’s commitment to a strategy of delivering superior returns for shareholders based on sustained growth in earnings and improvements in capital efficiency. This requires increasing the scale and scope of BOC while continuously improving the efficiency and productivity of capital and other resources.

     Consistent strategy

     Your company reviews and tests its strategy thoroughly each year. The requirements and expectations of shareholders are compared with objective analysis of what the business can and should deliver. This combination of top-down expectations with bottom-up capabilities gives a rigorous framework for debate. When Tony Isaac and his management team have completed their work, the board reviews and tests it in detail. Last year I described the forward programme for BOC’s management and staff as ambitious and the board is pleased with the progress being made.
     Within the corporate strategy each line of business and the specialist businesses have their own strategies. The clarity of direction this gives is of great assistance to your board in overseeing proposed acquisitions, strategic moves and the general progress of efficiency initiatives.
     Last year I included two graphs looking at BOC’s financial performance over the two-year period since the bid lapsed. The same graphs are reproduced here, updated with this year’s data. The first shows total shareholder returns relative to all FTSE 100 companies to 30 September this year. The second compares BOC’s performance with its main global gases competitors. They again show your company’s strong performance compared with other UK companies and the competitive challenge presented by its global peers.

     Dividends

     In 2003 BOC paid a first interim dividend of 15.5p per share in February and a second interim dividend of 23.5p per share in August. The total of 39p was an increase of 2.6 per cent on the year before. This year, in line with its established policy, the board again proposes a first interim dividend for 2004 of 15.5p. Any increase will be reflected in the second interim dividend announced with our half year results.

     Corporate governance

     Your company has been at the forefront when it comes to implementing best practice in corporate governance and financial matters. Its implementation last year of the new accounting standard FRS 19, and the full implementation of FRS 17 well in advance of this being required, is an indication of an open and transparent culture. This year in the UK we had the recommendations from the Higgs and Smith reviews that were subsequently incorporated in a modified form into a new Combined Code. BOC contributed fully to the consultation phase of the Higgs review and I believe the end result strengthens corporate governance in an effective way. Your company is substantially complying with the revised Combined Code this year, ahead of it being required.

     Corporate social responsibility

     BOC consistently takes an ethical view of its responsibilities in pursuing profitable business. Leadership comes from Tony Isaac and the senior management team. BOC is also a very practical organisation, preferring to implement, test and refine what it does before making claims in the wider world. This year BOC developed and launched its Code of Conduct. There were many existing policies, but the Code of Conduct process brought these into one programme together with new and amended policies. The code energised the whole of the company during its development and roll out.

04   The BOC Group plc Annual review 2003

     It is more important to be socially responsible than to seek out awards for social responsibility. It happens that others have given recognition to BOC’s achievements in this area. For instance, in the UK last year BOC’s environmental performance was ranked by Business in the Environment in the top 25 per cent of FTSE companies participating in its survey; the investment community voting in Investor Relations magazine ranked BOC in the top five of FTSE 100 companies for the best practice of corporate responsibility; and Gist, our logistics business, won the Motor Transport magazine’s environmental award. In South Africa, Afrox’s community involvement programme is used by the United Nations as a global case study of how an employee-driven, sustainable social development programme should work.

     Board of directors

     This year I was delighted to welcome John Bevan and Andrew Bonfield to your board. John is chief executive of Process Gas Solutions and, being an Australian, adds yet another nationality to what is an already very diverse board. Andrew brings his financial experience and knowledge of international business to our discussions. I would also like to congratulate two of my board colleagues who have been honoured this year: Sir Christopher O’Donnell received his knighthood in the Queen’s birthday honours list while Dr ‘Raj’ Rajagopal was awarded the Sir Eric Mensforth International Manufacturing Gold Medal by the Institution of Electrical Engineers and subsequently was elected a Fellow of the Royal Academy of Engineering.
     During the year Göran Lundberg and Dick Grant stepped down from the board. We wish them both well for the future. Göran was replaced by Sir Christopher as senior independent director and by Julie Baddeley as chairman of the remuneration committee.

     Thank you

     The board would like to thank all BOC’s people around the world for their efforts in what have been testing economic conditions. We would also like to thank all BOC’s customers, with whom we seek a mutually prosperous future. By recruiting, training and retaining the best employees we will continue to deliver high standards of service to our customers. This is the basis of BOC’s strength and will be the means by which we will deliver the returns expected by you, our shareholders. I thank you for your continued support.

Rob Margetts Chairman

05   The BOC Group plc Annual review 2003

     BOC performed well in 2003, although many of the world’s leading industrial countries remained in the economic doldrums. The semiconductor industry, the key to BOC Edwards’ profitability, showed only limited signs of recovery following a prolonged downturn.

     Financial overview

     In managing our business we use financial results excluding exceptional items, referred to as ‘adjusted’, and at constant currencies as the best way to report results and to reflect the nature of our business. Exceptional items are exactly that, one-off events that would distort the figures if not reported separately, while constant currencies show best how we are doing in our local markets. The products and services we sell and their associated costs are largely contained in the 50 or so countries where we operate; we export relatively little. Currencies have an effect when we translate our turnover and profit into pounds sterling. We could have a bumper year, improving our business and market position around the world, yet we could report reduced turnover and profit if the pound was strong. Conversely, a weak pound could at face value disguise poor performance.
     On this basis, we increased turnover this year by nine per cent, the result of actions over recent years to grow in existing markets and enter new ones. Adjusted operating profit rose by one per cent. This improved performance was not reflected in adjusted profit before tax, which declined by four per cent because of a lower net pension credit largely resulting from lower equity valuations. Comments below on business performance are also given on this basis.
     Since announcing our preliminary results on 13 November 2003 The BOC Group Cash Balance Retirement Plan in the US has reached agreement in principle to settle an action against it for US$69 million. This was shown as a contingent liability in the preliminary results when we stated that the potential liability could reach US$116 million. The award will be paid out of the assets of the Plan but under UK accounting principles the payment has been recognised as a charge in the profit and loss account. Our statutory results include exceptional items and comparisons with the previous year reflect changes in the relative value of currencies. On this basis, we increased turnover by eight per cent and operating profit by three per cent. Profit before tax increased by five per cent.
     Operating cash flow was eight per cent lower than last year. There were a number of reasons for this: BOC Edwards contributed less cash; currency changes had a negative impact; and, having merged our gases business in Japan with part of Air Liquide Japan, BOC no longer consolidates the cash flow from the combined operation, receiving a dividend instead. We also resumed contributions to the UK pensions scheme.

     This year

     We entered the year having just merged our plant building business with Linde Engineering in the US to form Linde BOC Process Plants LLC. This combination guarantees us access to world-class technology and it is working well, delivering the capability and the cost savings we had predicted. We were also at various stages of finalising four more strategic ventures. Three were acquisitions: Praxair’s Polish industrial gases business, Air Products’ Canadian packaged gas business and Environmental Management Corporation, a privately held US water services company. The fourth was the merger I referred to above, the combination of our OSK business in Japan with part of Air Liquide Japan to create Japan Air Gases.
     The Polish and Canadian acquisitions are in important markets for us and they strengthen our positions there. In both cases they give us better national coverage and add to the range of products and services we can offer our customers. Environmental Management Corporation manages water and wastewater treatment facilities for industrial and municipal customers around the US; BOC has a strong industrial customer base and it is a natural extension to manage the water cycle for such customers. The emphasis now, as it is with

06   The BOC Group plc Annual review 2003

all our recent acquisitions, is to achieve the growth and profit forecasts that were the reasons for making the acquisitions in the first place. All three are well on the way to doing that.
     The reasons for forming Japan Air Gases were different. Japanese growth has been disappointingly low in recent years and the combined business promised to be more efficient with a lower cost base. Cost savings at the rate of Japanese Yen 5 billion a year are confidently predicted by the end of next year and a revitalised business is showing signs of growth.
     In recent years we have reviewed all our investments, seeking to add to our capability where we could grow profitably and finding other solutions for assets that either fit less well strategically or have not delivered the returns we expect.

     Our businesses are performing well

     Our three lines of business – Process Gas Solutions, Industrial and Special Products and BOC Edwards – produce 85 per cent of BOC’s turnover and 88 per cent of its adjusted operating profit. The rest comes from our two specialist businesses, Afrox hospitals and Gist. The line of business structure remains unique in the industrial gases industry and is a major competitive advantage for us. We continue to work hard at delivering exemplary customer service and this has enabled us to grow our top line sales, to obtain order renewals and to gain acceptance for price increases.
     Process Gas Solutions (PGS) serves our larger customers. Many of them operate on a global scale and we invest wherever they require industrial gases. PGS did well last year, growing turnover by eight per cent and adjusted operating profit by three per cent. Most of the growth came from acquisitions and new liquefied gases business. Shortly after the year ended we announced further investments in China totalling over US$100 million.
     Industrial and Special Products, centred on our cylinder business, increased its turnover by nine per cent, but good profit performance in most countries was undermined by a weak result in the US, leading to a decline in adjusted operating profit of three per cent.
     BOC Edwards has performed well considering the prolonged downturn of the semiconductor industry. It has paid close attention to its cost base, matching it closely to demand. Turnover was £684.1 million with adjusted operating profit £18.5 million.
     Afrox hospitals and Gist delivered particularly good results. Afrox hospitals grew turnover by 16 per cent and adjusted operating profit by 31 per cent. Gist delivered increases of ten per cent and 13 per cent respectively. African Oxygen Limited, the majority shareholder in Afrox Healthcare Limited, announced in July 2003 that it was conducting a strategic review of the hospitals business. On 17 November it announced that, subject to conditions, it had agreed to sell its entire holding in Afrox Healthcare Limited to a consortium of Black Economic Empowerment investors.
     Each year I make the point that while financial performance is important, it is not our only measure of success. I make no apologies for stating that safety remains our highest priority. No manager can be content if anyone is hurt in the process of doing business, but I also believe that safe operations reduce business risk and contribute eventually to improved profits. We are concentrating on changing the behaviour of everyone in BOC to make sure that safety really does come first.
     This year we developed our Code of Conduct, based on important social, environmental and good governance business principles. People throughout BOC helped prepare it and we are in the process of communicating it to everyone in BOC. It states clearly what we expect to ensure we meet our legal and ethical obligations; to make sure we always do the right thing. You will find a copy on our website, www.boc.com. I think you will agree it is something we can be proud of and I can assure you we are implementing it in an effective and practical way.
     I thank all the employees of BOC for their efforts this year. I thank our customers for doing business with us and our suppliers for their contribution. I thank you, our shareholders, for your support through difficult economic times. We will continue to strive to deliver attractive returns on your investment.

Tony Isaac Chief executive

07   The BOC Group plc Annual review 2003

We are in business to serve our **customers**.
we try very hard to meet their expectations.
the products and services they want and by
opportunities as they appear. We know just
the industrial gases business and this gives us

We value new ways of looking at problems
Innovation drives much that we do. Although
over a hundred years we are never satisfied
value the strengths that our people bring daily
as we can be in what we do. Customers rely
much more widely through the communities
our living.

opportunités

기회

wiedza

inovação

วัฒนธรรม

08 The BOC Group plc Annual review 2003

They expect exemplary service and
We continue to grow by delivering
making the most of new business
about everything there is to know about
insights that benefit all our stakeholders.

and finding ways to do things better.
we are a business that has been around for
with the status quo. Our **culture** is to
to the workplace and to strive to be as good
on us, and our **responsibilities** stretch
and economies where we earn

responsabilidades

abathengi

创新

09 The BOC Group plc Annual review 2003

our customers

Customers have a choice and we want to make sure they choose us. We also know that our products and services are essential for many businesses.
We must perform to enable our customers to work. Sometimes it is a matter of doing the basics well. Other times it’s using our knowledge to come up with the ideal solution.

10   The BOC Group plc Annual review 2003

Serving customers in a big country

We try and make industrial gases as close to our customers as possible. It makes economic sense and is more efficient. But what if your customer is at least two hours' flying time away and the only way to get the product to where it is needed is to drive there and back every week? Well that is what we have to do to serve the growing liquefied natural gas (LNG) export industry in Australia. Each weekend a triple road train, a unique feature of Australian road transport able to carry large loads over long distances, travels the 2,800 kilometre round-trip from our plant in Perth to our customers at Karratha on the northern coast of Western Australia.

Large quantities of nitrogen needed in Darwin for another LNG project were shipped by road tanker from our plants in Townsville, Whyalla and Perth. This time the round-trip from Perth to the customer stretches to some 8,000 kilometres. And on a regular basis contractors working on the pipeline connecting the gas fields in the Timor Sea to Darwin ship our nitrogen a further 500 kilometres to the offshore production platform.

Industrial gases are involved in the production of virtually everything we buy and use. Sometimes customers for our gases are just round the corner, sometimes, as in Australia, they are half a continent away. Whatever the challenge, we do our best to meet it.

BOC
BOC
RFDS

Main image: Getting to where the Australian LNG export industry needs us.

Right: A BOC road train.

Below right: Medical support for the Royal Flying Doctor Service.

11 The BOC Group plc Annual review 2003

A long hot summer

In Britain, along with most of Europe, 2003 was one of the hottest summers for decades and for Carlsberg-Tetley, one of Britain’s biggest brewers, summer heat means bigger sales. On a typical summer weekend beer sales in Britain can reach some 50 million pints. This year those figures soared, with Carlsberg-Tetley seeing its on-trade business for the Carlsberg brand increase 40 per cent and its off-trade business increase 46 per cent.
     Gist, BOC’s specialist logistics business, used to be responsible only for storing the beer at the national distribution centre in Northampton, where it arrives from the breweries in Northampton and Leeds. Earlier this year Gist expanded its contract to move the bottles, kegs and cans from Northampton out to Carlsberg-Tetley’s local depots from where the beer is delivered to pubs.
To meet the record summer demand, Carlsberg-Tetley’s canning and bottling plants worked at full capacity and Gist responded to the increased volume. It collected and delivered increased imports of beer arriving from Denmark and even helped move empty cans and bottles to the filling sites. Businesses want flexibility and the ability to meet rapid changes in demand. Gist is able to deliver. As Colin Povey, chief executive of Carlsberg-Tetley in the UK, says: “We’ve worked with Gist for seven years. They understand our needs and adapt to meet our changing demands. We look forward to continuing our partnership with Gist.”

our customers continued

12   The BOC Group plc Annual review 2003

HALLIBURTON
BOC

The BOC Gh2ost, powered by a hydrogen fuel cell, made an attempt on the world fuel efficiency record.

Putting some gas in the tank

The fuel in your car today has most likely been environmentally improved by the use of hydrogen. It helps remove sulphur and convert heavy crude oils into lighter products. Looking forward 20 years it may be hydrogen itself powering your car. When produced from renewable energy sources, such as wind or solar power, it is the true eco-fuel. If 20 years seems a long time, specialist applications for hydrogen power are much closer.

In a fuel cell hydrogen combines with oxygen from the air to produce electricity. As long as you supply hydrogen to the fuel cell it will produce electricity and the only residue is good old H_2O, or water. Because fuel cells are far more efficient than even the best internal combustion engines they offer major environmental benefits, benefits we will need if we are to achieve significant reductions in greenhouse gas emissions.

BOC is working with BP to supply hydrogen to two trial fleets of fuel cell buses in London, England and Perth, Australia. Through its share in Chrysalix, a venture capital company, it invests in early stage hydrogen technology companies and it has an investment in QuestAir, a Canadian company that makes specialist hydrogen equipment. Add to that a wide range of internal and collaborative product development projects and BOC is well placed to participate in the forecast hydrogen economy of the future.

our opportunities

Gases are, literally, all around us. Oxygen supports life while nitrogen, the largest component of air, is for all intents and purposes inert. Gases can become liquid if they are cold enough and even a solid in the case of carbon dioxide. For over a hundred years BOC has exploited the properties of gas to make its living and the opportunities for applying gases are nowhere near exhausted.

13 The BOC Group plc Annual review 2003

our opportunities continued

Moving electricity more efficiently

The temperature of liquid nitrogen is minus 196°C. To most people that is unbelievably cold, but physicists working on more efficient ways to move electricity describe it as a high temperature. How come?

Cool certain materials and they conduct electricity more efficiently. When they get very cold their resistance will suddenly drop to zero and they will conduct electricity without losing energy as heat. Unfortunately this phenomenon, known as superconductivity, occurs at very low temperatures and for a long time only liquid helium, which is close to absolute zero at minus 269°C, was cold enough.

More recently, materials have been discovered that superconduct at higher temperatures. Now liquid nitrogen can be used. This is more cost effective, and a new wave of superconducting applications has become possible.

BOC is working in the US with SuperPower Inc. and Sumitomo Electric Industries on a project in Albany, New York. There are obvious environmental benefits if electricity transmission losses can be reduced and, in a year when countries on both sides of the Atlantic suffered severe blackouts, the economic advantages from more efficient electricity distribution systems are clear.

14 The BOC Group plc Annual review 2003

Main image: The Hubble space telescope.

Left: Applying technology from Eco-Snow Systems.

Below: The semiconductor industry is the customer for supercritical carbon dioxide.

Supercritical solutions

Carbon dioxide, or CO_2, is probably best known for putting the fizz in fizzy drinks and for freezing food. BOC does not make carbon dioxide, rather it captures it as a by-product from the industrial processes of others and puts it to productive use.

In the hands of BOC Edwards it may become an important component in the manufacture of semiconductors. CO_2 has an ability unique among gases. Under high pressure it acts like a gas but behaves like a liquid – it becomes supercritical with a high density and low viscosity. In this state it can penetrate and clean the microscopic features of integrated circuits. Because it is neither flammable nor hazardous it has great advantages over traditional solvent-based technologies. It is also economical and can be disposed of easily.

Process Gas Solutions sells most of BOC's carbon dioxide and it too is beginning to exploit the cleaning properties of CO_2. This year it bought the operating and intellectual property assets of Eco-Snow Systems, which is the technology that helped clean and polish the mirrors of the Hubble space telescope. In these applications the CO_2 is fired as snow at very high velocity. It does its cleaning job and then evaporates away into the atmosphere.

15 The BOC Group plc Annual review 2003

Managing the supply chain

Only some of the gases sold by BOC come from separating air into its constituent parts. Helium may be the second lightest of all the gases, but on our planet economic quantities are only found under the earth. It is brought to the surface from natural gas wells where it is extracted and refined. But only some natural gas deposits are sufficiently rich in helium to make this worthwhile. Sales of helium grow steadily while new sources of supply become available only occasionally.
     We have access to, and sell, more helium than anyone else. Even so we have to work hard to keep supply ahead of demand. That is why we enter into long-term contracts with key supplying countries. This year we have renewed our agreement to take all Poland’s exportable helium and signed up for a new source in Qatar that will be available later this decade.
Like helium, liquefied petroleum gas (LPG) also comes from beneath the earth. LPG is traded internationally and the price of the raw material, which is tied closely to that of crude oil, fluctuates widely driven by supply and demand. The challenge for us is to adapt to these price fluctuations, particularly in BOC’s largest LPG markets in South Africa, Australia and Thailand. Being able to respond quickly to such changes in price directly affects the profitability of the business – and by sharing skills and understanding across the world we have been able to maintain a growing and profitable LPG business.

16   The BOC Group plc Annual review 2003

BOC has specialist filling and storage facilities for refrigerant gases.

Taking the answer around the world

It is hard to imagine a world without refrigeration or air conditioning. Everyday life depends on refrigerants. The modern market for refrigerants has many characteristics well suited to BOC. Twenty years ago the number of products available was small, their environmental impact was not good, and BOC had little involvement in the market. Today the range is much larger but the emphasis remains on safe handling and minimising losses. Refrigerants need to be handled responsibly and here our experience is second to none – so much so that we have taken the lead in developing formal training courses for refrigeration engineers.

BOC does not make refrigerants. Our expertise lies in buying products effectively from manufacturers, moving them in bulk safely around the world, and then transferring them into smaller vessels before selling them on, typically to smaller wholesalers. In 2000 we sold refrigerants in only three countries; today it is 17. Filling techniques pioneered recently at our plant at Immingham in the UK have been transferred successfully to Malaysia, Hong Kong and the Philippines; another example of our best operating practice where we solve a problem once and then implement the solution many times.

17 The BOC Group plc Annual review 2003

our innovations

Each year teams of innovators from throughout BOC develop fresh ideas, new solutions and better ways of doing things. And each year BOC recognises many of them through local innovation awards. Not everyone winning an award sees him or herself as an innovator, many are just tackling the regular problems presented by a complex business but succeeding in exceptionally creative ways.

18   The BOC Group plc Annual review 2003

our culture

BOC is growing both organically and by acquisition. Growth produces change and BOC handles change well, an important skill when integrating new acquisitions quickly and effectively. There have been many acquisitions in recent years and many lessons learnt and subsequently applied. This year BOC acquired Air Products’ packaged gas business in Canada and Praxair’s Polish gases business. It immediately set about integrating them with BOC’s existing business. In China, on the other hand, we are growing a successful business with talented local managers.

Growing in Poland

BOC entered the Polish market in 1993 when the state-run industrial gases business was privatised. In January 2003 BOC completed the acquisition of Praxair Polska and two businesses that had been competitors found themselves on the same side. On the same side, maybe, but not yet part of the same family.
     Some of the areas to address became clear during the negotiation process. Others were identified quickly when the new members of BOC’s Polish team undertook the same ‘Voice of BOC’ survey that the existing workforce had completed a few months earlier. Differences in the results were then discussed in groups drawn from all employees.
     Half a dozen main themes emerged. High on the list were concerns about job security and how fair the selection process would be for jobs in the new organisation. A message from everyone was that uncertainty was the worst thing.
     BOC gave an early commitment that the best person would be selected for each job, however long they had been with either company, and that the process would be fair and open.
     Less than a year has passed and the signs are promising. The difficult decisions that come with bringing two businesses together have been made, explained and mostly implemented. The new BOC Polish business is well established and concentrating on serving its customers.

Winning with people

Good people make a difference. Finding good people and making them better makes an even bigger difference. BOC works in some of the most competitive job markets of the world and does a good job of recruiting, training and retaining some of the best people in our industry. The challenge in a fast growing market such as China is even greater.
     We knew early on that parachuting in teams of western technical experts was not the way to win business in China in the long term. Talented local managers would be the key. China produces well qualified technical people but the demand for them has risen as China’s economy has grown.
     Over the years we have run MBA-type training courses for our Chinese managers. We have funded PhD courses in the UK for exceptional chemical engineers graduating from Chinese universities. Now, as our business expands, we have a concentrated development programme recruiting and developing our management team for the future and identifying those with leadership potential. It is the way we will keep our leading position in the world’s fastest developing market.

19   The BOC Group plc Annual review 2003

Main image and right: Corporate responsibility in action in South Africa.

South Africa

South Africa has a unique history. Corporate social responsibility in a South African setting means more than it does for business elsewhere in the world, and far greater prominence is given to community involvement. Back in 1995 Afrox started its community involvement process (CIP), partly in response to the government's call for business to participate in a national reconstruction and development programme and partly because it seemed the right way to do business at the time.

The CIP involves employees from Afrox and Afrox hospitals in the communities where they live and work. They adopt and support homes and organisations for underprivileged children. The businesses provide money but the greatest contribution comes from the employees themselves, who give freely of their time. The United Nations has featured Afrox's CIP as an excellent example of an employee-driven sustainable social development programme. As the UN document says: "The programme is popular within schools, communities and the business sector, and amongst Afrox staff as well. Eighty per cent of Afrox's units participate in the programme and in 2002 alone 113 projects received funding (125 projects representing 8,000 children in 2003). This is a remarkable achievement given that participation is voluntary and all contact with the adopted home takes place after hours, i.e. in the employees' spare time."

our responsibilities

Companies have wider responsibilities than just delivering profits to shareholders. There is more scrutiny today than ever before, not just of what a company does but how it does it. Details of BOC's corporate responsibility programmes are on our website, www.boc.com

20   The BOC Group plc Annual review 2003

Doing the right thing

Early in 2002 a working group drawn from all parts of BOC started work on the Group’s Code of Conduct. We already had a variety of policies and standards, but the task was to produce a common set that every employee should follow, wherever BOC does business. The code, published this summer, is based on important social, environmental and good governance principles. We are training all 45,000 BOC employees on what the code means for them and we have translated it into many of the languages used in the countries where we do business.
     Because we involved people from throughout BOC in developing the code we identified early any issues and worries. If employees have concerns, they are encouraged to raise them with their supervisors. We have a strict non-retaliation policy, protecting any employee who raises issues in good faith, and this is supported by a free confidential helpline run by an independent company.
     Doing the right thing is important in BOC. The code has been developed in line with BOC’s guiding principles of accountability, collaboration, transparency and stretch, ACTS. Our employees now know exactly what is expected of them and what BOC stands for – high legal and ethical standards in business.

The BOC Foundation for the Environment

The BOC Foundation was established in 1990 and, with its partners, has funded nearly 120 environmental projects since then to the tune of more than £12 million. The environment is a big subject and the Foundation concentrates its funds on projects that improve air and water quality. Air is important to BOC as it is the source of important gases, such as oxygen, nitrogen and argon, and water is both an essential part of many of our production processes and a growing market for us.
     The Foundation wants to make a practical contribution. It encourages those with good scientific ideas who need financial help to turn academic or early results into workable environmental solutions. It expects the projects it supports to make a measurable difference within a few years and to benefit the community as a whole, not just the recipient of the grant. The Foundation has worked in partnership with government departments, local authorities, environmental charities and commercial organisations.

21   The BOC Group plc Annual review 2003

	2003	Change on	Change on
Process Gas Solutions	£ million	previous year	previous year	[1]

Turnover	1,242.7	+4%	+8%

Operating profit	177.1	+10%	+15%

Adjusted operating profit[2]	184.0	–1%	+3%

1. At constant currency.
2. Adjusted operating profit excludes exceptional items.

     As well as reporting results on a statutory basis, we believe that shareholders will be assisted in understanding the performance relative to previous periods by presenting the results in an alternative manner. This presentation isolates the impact of currency movements from year to year and eliminates the impact of exceptional or non-recurring items. Where the latter adjustment is made, results are referred to as ‘adjusted’.
     Turnover and operating profit details for each line of business and specialist business on each basis will be found near the start of each section. The discussion of business performance that follows is based on figures adjusted for exceptional items and constant currency.

     Process Gas Solutions

     Process Gas Solutions raised turnover by eight per cent this year and adjusted operating profit by three per cent. Because we serve many of the world’s largest industrial companies we anticipate and respond to the main themes of the global economy. Traditional industries continue to move from the industrialised West to growing economies in the East and we are able to welcome them, having established a leading position in Asia many years ago. Companies seeking innovative supply solutions to their industrial gases needs find our engineering creativity and access to world-class technology deliver the best answers. Linked to everything is the continuing drive to do things more efficiently and at lower cost.
     The greatest opportunities are to be found in Asia and the headquarters of Process Gas Solutions moved to Singapore to be close to where much of the business is being done. While Asia as a whole promises growth, China offers some of the greatest opportunities. Our joint venture in Nanjing with YPC, a subsidiary of Sinopec, China’s leading petrochemical company, continues to perform well and we added extra capacity for liquid production onto the existing plant. The steel industry is also showing strong underlying growth, as in other parts of Asia. To meet our growth targets in China we are investing heavily in recruiting and developing local management talent and giving them the opportunity for international development through postings to BOC businesses around the world.
     In Thailand we commissioned a hydrogen and carbon monoxide, or HyCO, plant at Map Ta Phut and are building a new 300 tonnes-a-day carbon dioxide plant to meet increased demand for food freezing. Taiwan, Korea and Malaysia all saw good growth as did India, where the economy improved and we achieved sales success in the merchant market and brought on stream a new 225 tonnes-a-day plant to supply Tata Steel.
     The difficulties experienced by industry in the UK have been well documented, yet despite seeing some customer closures and the transfer of other businesses overseas, we still increased both turnover and adjusted operating profit in the UK. The full-year effect of investments made last year helped, while detailed attention to cost and high levels of customer service were equally important. Ireland, by comparison, saw declines in turnover and adjusted operating profit for the first time in many years as growth reined back, particularly in the electronics sector. As Poland prepares for EU membership next year, the acquisition of Praxair Polska gave us for the first time a source of carbon dioxide in the country and a complementary fit with our existing business. Our specialist engineering business Cryostar had strong demand for its turbines and compressors, particularly from China and for ships being built to carry liquefied natural gas.
     The messages from the US economy remained mixed throughout the year, although both turnover and adjusted operating profit rose. Volumes from existing customers remained flat and a number of companies, notably in the steel industry, sought Chapter 11 bankruptcy protection. In contrast, new business wins for liquefied gases were at a record high and we won a significant contract from Celanese for their Clear Lake plant in Texas. We are supplying Clear Lake with carbon monoxide and steam as well as feeding hydrogen into the important chemical complex on the Gulf coast.

22   The BOC Group plc Annual review 2003

	2003	Change on	Change on
Industrial and Special Products	£ million	previous year	previous year[1]

Turnover	1,751.2	+9%	+9%

Operating profit	238.2	+4%	+3%

Adjusted operating profit[2]	242.7	–2%	–3%

1. At constant currency.
2. Adjusted operating profit excludes exceptional items.

     Our ‘premier beverage service’ for carbon dioxide continues to develop, with deliveries to the world’s leading carbonated drinks suppliers analysed and certified to their exacting specifications.
     The steel industry in both Australia and New Zealand continued to perform well despite the strength of the Australian dollar that affected all exporters, especially mineral producers. Oxygen and nitrogen demand increased at BHP’s plant at Port Kembla as pulverised coal replaced coke as the primary fuel. Many of BOC’s major plants around the world are now controlled remotely from centralised operations centres and this year control of all our production plants in New Zealand was transferred to the Australian centre based near Sydney.
     South Africa saw strong growth in the first six months slow in the second half as a strengthening rand hindered exports from major gas-using industries, such as mineral and precious metal producers.

     Industrial and Special Products

     Industrial and Special Products (ISP) produced good growth in turnover and adjusted operating profit from most of its key markets. The US was the exception, as slower growth combined with residual issues from installing a new computer system to have an adverse impact on adjusted operating profit. Overall, ISP’s turnover was up by nine per cent and adjusted operating profit down by three per cent.
     ISP’s four business sectors established last year – industrial, medical, hospitality and special gases – set the global strategies. These strategies are then implemented through geographically-based business units. While some markets retain strong local characteristics, all benefit from increased global leadership and common best operating practice programmes to grow the business and to improve service, safety and operational and commercial efficiency.
     BOC acquired Praxair Polska in January 2003 and the packaged gas business of Air Products in Canada in April 2003, strengthening ISP’s position in these two important markets.

     In Europe, all countries increased turnover and overall adjusted operating profit was up. The continuing decline of the UK manufacturing sector was more than offset by the development of service-related sectors. Increasingly our business is about more than just delivering cylinders of gas to customers and collecting them when they are empty. Hospitals, for instance, value our ability to replenish their gas supplies at night without disrupting their busy routine and our willingness to manage all aspects of their medical gases if that is what they want. BOC Sureflow, which sells mainly to pubs and clubs, was founded on its service promise and continues to win new business as a result. Our national network and technical expertise in special gases delivered strong growth in refrigerants and helium. Refrigerants benefited from a major distribution contract signed last year and helium from a long-term supply contract signed this year.

     Ireland’s economy slowed after many years of high growth while in Poland the major impact came from the acquisition and successful integration of Praxair Polska.
     South Africa had a very good year with significantly increased turnover and adjusted operating profit, although the economic conditions that boosted exports and industrial production in the first six months were less favourable later in the year. Manufacturing, and in particular the motor industry, is of increasing importance alongside the traditional markets in fabrication and mining.
     The increased strength of the Australian dollar and continuing drought produced slower growth this year in Australia, but both turnover and adjusted operating profit increased, as they did in New Zealand. The distances covered to serve customers in Australia can be vast and much effort has gone into developing a fairer and more transparent pricing structure to reflect the costs involved. Elgas, our liquefied petroleum gas business in Australia, performed very well, largely through its improved ability to respond to rapid changes in raw material cost, such as those this year linked to the Iraq war.

23   The BOC Group plc Annual review 2003

	2003	Change on	Change on
BOC Edwards	£ million	previous year	previous year[1]

Turnover	684.1	–1%	+4%

Operating profit	7.9	Note 3a	Note 3b

Adjusted operating profit[2]	18.5	–29%	–26%

1. At constant currency.
2. Adjusted operating profit excludes exceptional items.
3a. Loss of £1.4 million in previous year.
3b. Loss of £2.2 million in previous year.

     Manufacturing continues to move to Asia from higher-cost regions and our industrial volumes in south-east Asia have benefited accordingly. Our investments in special products have generated good growth, notably in refrigerants where we opened new facilities in Hong Kong, Malaysia and the Philippines. We have successfully integrated NIOI, a company we acquired last year, into our business in Malaysia and BOC management is now fully in place in Unique, the Thai ammonia and liquefied petroleum gas business also purchased in 2002.

     In north America, Canada grew both turnover and adjusted operating profit. Some of this came from the first full year of the special gases business we acquired in April 2002, but more significant was the contribution from Air Products’ packaged gas business acquired in 2003. In the US gas revenues increased but adjusted operating profit was down significantly. Partly this reflected the sluggish economy but it was also due to costs associated with the extended introduction of a major computer system. Good progress was made in south America, notably in Venezuela, despite difficult economic conditions, and Chile. We also entered the liquefied petroleum gas market in Colombia when we acquired a local distributor.

     BOC Edwards

     BOC Edwards experienced a second year during which its most important market, the semiconductor industry, has been in a downturn. Turnover increased by four per cent and adjusted operating profit declined by 26 per cent. Increased demand for devices saw existing semiconductor fabs operating at higher utilisation levels later in the year. Electronic gases and our Kachina parts cleaning business, which are involved in the production processes at these fabs, saw some volume increases although pressure on prices remained strong. New investment by the semiconductor industry was aimed at expanding or upgrading existing fabs rather than building new ones, so orders for vacuum equipment and chemical management systems remained at a low level.

     Where new fabs were built, BOC Edwards improved its position. It is present in all the latest generation 300mm fabs in the US and Europe, a better position than it had when the earlier generation 200mm fabs were first being introduced. In Asia strong demand came from manufacturers of flat panel displays, especially in Taiwan and Korea. We won orders for gas supply to three out of the four fabs built in China last year, which complements our already strong position in vacuum and exhaust management elsewhere in Asia.

     The broadening of BOC Edwards’ range of products and services continues. In the silicon and compound semiconductor market our Zenith combined pump and exhaust treatment products are proving very successful with device and equipment manufacturers. We won contracts in Europe and Asia to manage rather than just supply a range of gases, chemicals and other material required by semiconductor manufacturers. We improved our position in vacuum lithography and can now offer a full service for cleaning wafers using supercritical carbon dioxide. We increased production of nitrogen trifluoride, NF3, at our plant in South Africa and placed fluorine generators on trial to enable customers to evaluate the technology. The turbomolecular pump business we bought from Seiko Instruments is now fully integrated into BOC Edwards and is operating profitably.
     The scientific market for vacuum pumps continued to grow while other industrial markets were less buoyant. In response we cut costs and rationalised production. We are increasingly making pumps for the general vacuum market in the Czech Republic, taking advantage of lower manufacturing costs.
     BOC Edwards’ pharmaceutical packaging business started the year more slowly as a number of projects were delayed. Demand for its complex loading systems and freeze dryers improved later in the year and the underlying trend is positive.

24   The BOC Group plc Annual review 2003

	2003	Change on	Change on
Afrox hospitals	£ million	previous year	previous year[1]

Turnover	353.4	+36%	+16%

Operating profit	46.1	+55%	+31%

Adjusted operating profit[2]	46.1	+55%	+31%

1. At constant currency.
2. Adjusted operating profit excludes exceptional items.

	2003	Change on	Change on
Gist	£ million	previous year	previous year[1]

Turnover	291.8	+10%	+10%

Operating profit	29.2	+15%	+13%

Adjusted operating profit[2]	29.2	+15%	+13%

1. At constant currency.
2. Adjusted operating profit excludes exceptional items.

     Afrox hospitals

     Both turnover and adjusted operating profit rose significantly as Afrox hospitals continued to prosper in a market showing little underlying growth. It made some small acquisitions and built a new 140-bed clinic on the East Rand, but this compares with over 1,000 acute beds added through acquisition in the previous year. Progress came mainly from providing higher value services to patients.
     An increasing percentage of revenue came from a new risk-sharing fee structure introduced this year. Up until now we have been paid for services used by patients: there was a tariff for every bed day, for each minute in the operating theatre and for every item used. There was therefore no incentive to limit the length of stay or to control input costs. Under the new tariff structure the cost for an agreed medical intervention is fixed, so there is one cost for an operation such as a hip replacement, whether there are complications or not. Already over a third of our tariffs are on this risk-sharing basis and we expect that figure to rise to two-thirds or more.
     The direct medicines dispensing business was restructured during the year to adapt to changed medical insurance and reimbursement procedures. As a result, profit increased. Afrox hospitals is also exploring opportunities to extend its operating and management processes to other markets. In a joint bid with Care UK it was chosen by the UK national health service as preferred bidder for three day treatment centres in England. It will be paid a management fee for its services.
     On 17 November 2003 African Oxygen Limited announced that, subject to conditions, it had agreed to sell its entire holding in Afrox Healthcare Limited to a consortium of Black Economic Empowerment investors.

     Gist

     Gist improved both turnover, up ten per cent, and adjusted operating profit, up 13 per cent. The increase in adjusted operating profit was not only as a result of higher turnover but also because of a gain of some £4.1 million arising principally from the termination of operations for the Marks & Spencer General Merchandise business.
     Gist has the skills and knowledge to meet the needs of modern retailers. As supply chains become more complex and consumers require increasing levels of service and availability, products on sale in the high street are brought from wherever the best value can be obtained.
     This year Gist won new contracts from, among others, New Look, a fashion chain, and Carlsberg-Tetley, one of the UK’s largest brewers. Gist’s flexibility and ability to manage supply chains of varying complexity are at the heart of these successes. New Look brings its products to the UK from around 20 countries. Gist manages the whole process through a network of partners, solving any problems of quality long before the goods arrive in the high street. At Carlsberg-Tetley, Gist had to meet the demands of one of Britain’s hottest, and thirstiest, summers. Beer sales hit exceptional peaks and Gist showed the flexibility and dedication needed to meet demands.
     This was the first full year when Gist handled all of Marks & Spencer’s chilled and ambient foods. Based on a relationship that stretches over 30 years, Gist is M&S’s largest supply chain provider, although this year it stopped handling any of the retailer’s general merchandise business in the UK. It provides similar services for Budgens, the UK convenience store group, managing all its warehouse and distribution operations, and e-fulfilment for Ocado, the on-line grocery shopping company.

25   The BOC Group plc Annual review 2003

Board of directors

Rob Margetts CBE ■☐ (01)

57, chairman.
Appointed chairman in January 2002. He is chairman of Legal & General Group plc, a non-executive director of Anglo American plc, chairman of the Natural Environment Research Council and a governor of Imperial College, London. Previously he was with ICI PLC for 31 years, becoming a main board director in 1992 and vice chairman in 1998. He is a fellow of both the Royal Academy of Engineering and the Institution of Chemical Engineers.

Tony Isaac ■☐▶Δ (02)

61, chief executive.
Appointed an executive director in October 1994 and became chief executive in May 2000. He was previously finance director of Arjo Wiggins Appleton plc, which he joined shortly before the de-merger from BAT Industries p.l.c. in 1990. Prior to that he had been finance director of GEC Plessey Telecommunications Ltd since its formation in 1988. He is a non-executive director of International Power plc and Schlumberger Ltd.

Fabiola Arredondo ●O■ (03)

36, non-executive director.
Appointed in November 2001. She is the managing partner of FRA Holdings LLC, a private investment firm, and was previously the managing director of Yahoo! Europe, a director of BBC Worldwide and held senior executive positions at BMG Entertainment. She is a non-executive director of Intelsat Corporation, Bankinter SA and the World Wildlife Fund UK and is also a member of the US Council on Foreign Relations and the World Economic Forum. She has a BA in political science from Stanford University and an MBA from the Harvard Business School.

Julie Baddeley ●O■☐ (04)

52, non-executive director.
Appointed in May 2001. She was an executive director of Woolwich plc until October 2000, responsible for e-commerce, information technology and human resources, and was previously head of change management for Maritime Region, Accenture. She is a non-executive director of the Yorkshire Building Society, the Government Pensions Group, and chairman of three venture capital trusts. She is also an Associate Fellow of Templeton College, Oxford and a Companion of the Institute of Management. She has an MA honours degree in zoology from Oxford University.

John Bevan ▶Δ (05)

46, chief executive, Process Gas Solutions.
Appointed an executive director in December 2002. He joined BOC in 1978 as a graduate in the Australian gases business and has held various positions in general management in Australia, Korea, Thailand and the UK and was formerly chief executive Asia, based in Singapore. He has a degree in commerce (marketing) from the University of New South Wales.

Andrew Bonfield ●O ■ (06)

41, non-executive director.
Appointed in July 2003. He is senior vice-president and chief financial officer of Bristol-Myers Squibb Company. He qualified as a chartered accountant in South Africa, working for Price Waterhouse, before joining SmithKline Beecham in 1990 and rising to become chief financial officer in 1999. He joined BG Group plc in 2001 as executive director – finance before assuming his current role at Bristol-Myers Squibb Company in September 2002.

26   The BOC Group plc Annual review 2003

René Médori ☐▶Δ (07)

46, group finance director.
Appointed an executive director in July 2000. He joined BOC in 1987 and has held several finance appointments in the Group. He was appointed finance director of BOC’s gases business in the Americas in 1997. Before joining BOC, he worked for Accenture and Schlumberger Ltd. He is a finance graduate of the Université de Paris-Dauphine and has a doctorate degree in economics. He is a non-executive director of Scottish & Southern Energy plc.

Roberto G Mendoza ● O■☐ (08)

58, non-executive director.
Appointed in October 2002. He is a founding partner of Integrated Finance Ltd, the non-executive chairman of Egg Plc, and a board member of Prudential Plc, Reuters Plc and Vitro S.A. He joined J.P. Morgan in 1967 and served as vice chairman of the board from 1990 to 2000. He was a managing director of Goldman Sachs & Co from 2000 until he resigned to co-found Integrated Finance Ltd in 2001. He was born in Cuba, obtained a BA in history from Yale and an MBA with high distinction from the Harvard Business School.

Matthew Miau ●O■ (09)

57, non-executive director.
Appointed in January 2002. He is chairman of MiTAC-Synnex Group, one of Taiwan’s leading high-tech industrial groups. He is also a Convenor of Civil Advisory Committee of National Information and Communications Initiatives (NICI) and a member of the Board of Supervisors of the Industrial Technology Research Institute (ITRI) and the Board of Directors of the Institute for Information Industry (III), Taiwan. He obtained a BS in electronic engineering and computer science from U.C. Berkeley, an MBA degree from Santa Clara University and holds an honorary doctorate degree from the National Chiao Tung University, Taiwan.

Sir Christopher O’Donnell ●O■ (10)

57, non-executive director.
Appointed in March 2001. He is chief executive of Smith & Nephew plc. Previously he held senior positions with Davy Ashmore, Vickers Limited and C R Bard Inc. He has an honours degree in mechanical engineering from Imperial College, London and an MBA from the London Business School. He is a chartered engineer and a member of the Institution of Mechanical Engineers.

Dr ‘Raj’ Rajagopal▶Δ (11)

50, chief executive, BOC Edwards.
Appointed an executive director in July 2000. He joined BOC in 1981 and has held several positions in BOC Edwards. He was appointed managing director, Edwards Vacuum Products in 1993 and managing director, vacuum technology division in 1996. He was appointed a non-executive director of FSI International Inc in January 2001. He has a PhD in mechanical engineering from the University of Manchester. He is a Fellow of the Royal Academy of Engineers as well as the Institution of Electrical Engineers, Mechanical Engineers and the Chartered Institute of Management. Dr Rajagopal was awarded the Sir Eric Mensforth International Manufacturing Gold Medal in March 2003.

John Walsh ▶Δ (12)

48, chief executive, Industrial and Special Products.
Appointed an executive director in July 2001. He was previously president, Process Gas Solutions, north America. He joined BOC in 1986 as vice president, special gases and has held various senior management positions in the Group, including president, BOC Process Plants. He has a BA in economics and an MBA, both from Harvard Business School.

Board committees
●	Audit committee
O	Remuneration committee
■	Nomination committee
☐	Pensions committee
▶	Executive management board
Δ	Investment committee

27   The BOC Group plc Annual review 2003

Executive management board

John Bevan (01)

46, chief executive, Process Gas Solutions since January 2003.
Appointed to the executive management board in June 2000. See page 26 for biographical details.

Nick Deeming (02)

49, group legal director and company secretary since May 2001.
Appointed to the executive management board in May 2001. He has over 16 years in-house counsel experience, including Schlumberger, SEMA and Axa PPP Healthcare, specialising in corporate and commercial law. He has a degree in law from Guildhall University, an MBA from Cranfield University and qualified as a solicitor in 1980.

Stephen Dempsey (03)

52, group director, corporate relations since February 1999.
Appointed to the executive management board in October 1999. He joined BOC in 1990 as director of marketing services for the UK gases business and has held various communications roles in the Group. He has an MA in geography from Oxford University and an MBA from Cranfield University.

Peter Dew (04)

43, group director, information management since February 1998.
Appointed to the executive management board in October 1999. He joined BOC in 1986. He has held information technology roles in the Group’s businesses in South Africa, the UK and most recently as information management director for the Group’s businesses in Asia/Pacific.

Tony Isaac (05)

61, chief executive since May 2000.
Appointed to the executive management board in July 1996. See page 26 for biographical details.

Rob Lourey (06)

46, group human resources director since June 2000.
Appointed to the executive management board in June 2000. He joined BOC in Australia in 1996 and most recently was human resources director for Asia/Pacific. He has a bachelor of business degree in personnel management.

28   The BOC Group plc Annual review 2003

Kent Masters (07)

42, president, Process Gas Solutions, north America since July 2001.
Appointed to the executive management board in December 2002. He joined BOC in 1985 and has held positions of increasing responsibility in engineering, marketing and general management, most recently, president, BOC Process Plants. He holds an engineering degree from Georgia Institute of Technology and an MBA from New York University.

René Médori (08)

46, group finance director since June 2000.
Appointed to the executive management board in June 2000. See page 27 for biographical details.

Dr ‘Raj’ Rajagopal (09)

50, chief executive, BOC Edwards since June 1998.
Appointed to the executive management board in July 1996. See page 27 for biographical details.

Greg Sedgwick (10)

42, group director, business development since June 2000.
Appointed to the executive management board in June 2000. He also has responsibility for Afrox Healthcare Ltd. He joined BOC in 1984 and has held a variety of senior management roles in the south Pacific region, most recently managing director, Industrial and Special Products. He was previously market sector director, minerals and a director of BOC India. He has a degree in marketing and a masters degree in business planning from the University of New South Wales.

John Walsh (11)

48, chief executive, Industrial and Special Products since June 2001.
Appointed to the executive management board in June 2000. See page 27 for biographical details.

29   The BOC Group plc Annual review 2003

Summary financial statements

The following pages contain summary financial statements for the year. All of the information has been extracted from the full report and accounts. These summary financial statements by definition do not present the detail that is included in the full report and accounts and which would permit a comprehensive analysis of the Group’s performance. Registered shareholders can obtain a copy of the full report and accounts free of charge or choose to receive it in future years by writing to Lloyds TSB Registrars at the address on page 40.

Contents
31	Report of the directors
32	Independent auditors’ statement
33	Directors’ remuneration
35	Group profit and loss account
36	Group balance sheet
37	Group cash flow statement
37	Reconciliation of net cash flow to movement in net debt
38	Notes to the financial statements
40	Shareholder information

30   The BOC Group plc Annual review 2003

Report of the directors

The summary financial statements comprise the profit and loss account, balance sheet, cash flow statement and notes to the financial statements. Together they show the financial performance of the Group in 2003 and trends over a three-year period. A report on directors’ remuneration is also included.

Business review

A review of the Group’s business activities and their performance can be found on pages 22 to 25. See also note 6 on post balance sheet events. The report of the directors deals with other issues that the board and management regard as important to the conduct of the company’s affairs.

Employment policies

BOC’s employment policies are designed to underpin the Group’s operating requirements and growth strategies. Where practicable, policies are adapted to meet local requirements.

Communication and involvement BOC places a high priority on communicating with its people and has invested in web-based communications technology to convey consistent and coherent messages to employees around the world.

Resourcing, training and development Programmes are designed to ensure that the Group has a pool of well-qualified, gifted individuals able to meet both its day-to-day operational needs and its plans for the future.

Reward and recognition Reward and recognition programmes are designed to endorse outstanding individual and team performance.

Retirement benefit plans BOC fully supports its people’s efforts to provide for their retirement and provides a range of opportunities for them to participate in programmes tailored to suit local conditions.

Employee share schemes Employees are encouraged to share the financial benefits of the Group’s success through a number of option and incentive schemes.

Diversity BOC values the diversity of its workforce and is committed to maintaining a workplace free from discrimination for reasons of race, creed, culture, nationality, gender, sexual orientation or marital status.

Safety and environment

The Group continues to place the highest priority on issues of safety. The nature of our business activities means that our employees encounter many hazards in the workplace. These include flammable and toxic gases and operations that often involve high pressures and extreme temperatures. Common to all our businesses is the movement of products and the various hazards associated with driving, distribution and service operations. Significant efforts are made to improve safety performance. This year safety statistics incorporated recent mergers, acquisitions and all joint ventures for the first time.
     BOC has a comprehensive environmental programme and conducts an annual survey to highlight any potential environmental impacts from our sites. It is believed that the Group is in substantial compliance with all material environmental laws and regulations. BOC also contributes technology and processes to meet the environmental needs of customers.

Supplier payment policy

The Group applies a policy of agreeing and clearly communicating the terms of payment as part of the commercial arrangements negotiated with suppliers and then paying according to those terms. In addition, the UK-based businesses have committed to the ‘Better Payment Practice Code’.

Corporate donations

The BOC Group and its businesses made donations of £1.12 million, of which £476,000 went to UK-registered charities. A further £180,000 was used to support projects identified by The BOC Foundation for the Environment. As in previous years, no political donations were made in the European Union.

Dividends

Two dividends were paid in 2003. A first interim dividend of 15.5p per share was paid in February and a second interim dividend of 23.5p per share was paid in August. A first interim dividend of 15.5p per share has been declared for payment on 2 February 2004 and participation in the dividend reinvestment plan will be available to shareholders whose applications have been received by Lloyds TSB Registrars by 12 January 2004.

Corporate governance

The BOC Group is committed to business integrity, high ethical values and professionalism in all its activities. As an essential part of this commitment, the board supports the highest standards in corporate governance.
     The board has applied the principles contained in Section 1 of the Combined Code on Corporate Governance appended to the UK Listing Authority Listing Rules and has complied throughout the year, with the exception that Dick Grant, a director who resigned with effect from 31 December 2002, had a service contract that could be terminated by the company on two years’ notice.
     Although the new Combined Code is only effective for reporting years beginning on or after 1 November 2003, BOC has already made changes to its corporate governance procedures such that at this time the company is significantly advanced towards compliance with the new code.

Risk management and internal control The board of directors has overall responsibility for the Group’s system of risk management and internal controls.

     The BOC risk management programme assists management throughout the Group to identify, assess and mitigate business risk. Since its introduction in 2001, over 170 risk workshops and reviews have been conducted across the Group. The output from each assessment is a list of prioritised risks with associated action plans to manage them. A report to the board is made twice a year of the key risks facing the Group and actions to manage these key risks.
     The directors have delegated to executive management the establishment and implementation of a system of internal controls. The internal control system is monitored and supported by an internal audit function that operates on a global basis and reports its results to management and the audit committee of the board. The system is rigorous and designed to ensure that directors maintain full and effective control over all significant strategic, financial, organisational and compliance issues.
     Having reviewed its effectiveness, the directors are not aware of any significant weakness or deficiency in the Group’s system of internal controls.

31   The BOC Group plc Annual review 2003

Report of the directors continued

The board and committees A complete list of the company’s directors, with their biographies, photographs, and board committee memberships can be found on pages 26 and 27. A summary and explanation of their remuneration is given on pages 33 and 34.

Board committees

Audit committee The audit committee meets four times a year. Time is set aside at two of these meetings for the committee to meet with the internal and external auditors without executive management present. The committee reviews the effectiveness of internal controls, matters raised by the internal and external auditors in their regular reports to the committee and the quarterly financial statements prior to their release. The committee reviews the programme and effectiveness of risk management within the Group as well as ensuring that an appropriate relationship between BOC and the external auditors is maintained. The committee comprises only independent non-executive directors and is chaired by Sir Christopher O’Donnell.

Nomination committee The nomination committee meets periodically as required, and in the year ended 30 September 2003 met six times. The committee primarily monitors the composition and balance of the board and its committees and identifies and recommends to the board the appointment of new directors. All independent non-executive directors, the chairman and the chief executive serve as members of this committee. The committee is chaired by Rob Margetts. Whilst the chairman of the board chairs this committee he is not permitted to chair meetings when the appointment of his successor is being reviewed.

Remuneration committee The remuneration committee meets six times a year. The committee recommends to the board the policy on executive directors’ remuneration and the specific remuneration, benefits and terms of employment of each executive director. The committee comprises only independent non-executive directors and is chaired by Julie Baddeley.

Pensions committee The pensions committee meets twice a year and oversees the review of governance and control procedures applying to all employee retirement benefit plans and reviews and makes recommendations on the investment policies and strategies applied to the Group’s retirement benefit plans. The committee comprises two independent non-executive directors, the chairman, chief executive and Group finance director. The committee is chaired by Julie Baddeley.

Executive management board The executive management board meets regularly having primary authority for the day-to-day management of the Group’s operations and policy implementation pursuant to the Group’s strategy agreed by the board. The committee comprises the chief executive, the other executive directors and certain senior managers and is chaired by Tony Isaac. Further details are given on pages 28 and 29.

Investment committee The investment committee meets regularly and reviews and approves Group commitments up to certain levels set by the board. The committee comprises the chief executive, the other executive directors and certain senior managers and is chaired by Tony Isaac.

Auditors

The auditors’ report on the full financial statements was unqualified and did not contain any statement concerning accounting records or failure to obtain necessary information or explanations.

By order of the board

Nick Deeming Secretary

21 November 2003

Independent auditors’ statement
To the members of The BOC Group plc

We have examined the summary financial statement of The BOC Group plc and the amounts disclosed relating to directors’ remuneration in the directors’ remuneration statement.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the annual review and summary financial statements in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the annual review and summary financial statements with the annual financial statements, the directors’ report and the directors’ remuneration report and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the annual review and summary financial statements and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.
     This statement, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

32   The BOC Group plc Annual review 2003

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the summary financial statement is consistent with the annual financial statements, the directors’ report and the directors’ remuneration report of The BOC Group plc for the year ended 30 September 2003 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors
London
21 November 2003

Notes:
a.	The maintenance and integrity of the company’s website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.
b.	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors’ remuneration

The report below is only a summary of the directors’ remuneration report as permitted by the Directors’ Remuneration Report Regulations 2002. The full report setting out the composition of the remuneration committee, the remuneration policy, together with full details of the directors’ emoluments, pensions, share options and shareholdings, is contained within the report and accounts 2003 on pages 60 to 69. Copies of the full directors’ remuneration report can be obtained, free of charge, from BOC or may be viewed on, or downloaded from, BOC’s website, www.boc.com

The remuneration committee

The remuneration committee comprises, with the exception of the Group chairman, Rob Margetts, all the independent non-executive directors namely Julie Baddeley (chairman), Fabiola Arredondo, Andrew Bonfield (appointed July 2003), Roberto Mendoza (appointed October 2002), Matthew Miau and Sir Christopher O’Donnell. Göran Lundberg had been the chairman of the remuneration committee until his retirement on 4 March 2003. Whilst neither the Group chairman nor the chief executive are members of the remuneration committee they both attend the meetings by invitation but are not present when their personal remuneration is discussed and reviewed. The human resources director acts as secretary to the committee and provides it with information and data from national and international surveys. In addition, during the year the remuneration committee appointed Towers Perrin to review the remuneration arrangements for senior executives. No other services are provided by this adviser.
     The remuneration committee sets the overall remuneration policy of the Group and makes recommendations to the board on the framework of executive remuneration. It meets six times a year. The terms of reference are reviewed annually to ensure that they conform with best practice. Specifically, the remuneration committee determines, on behalf of the board, the detailed terms of service of the executive directors and other members of the executive management team including basic salary, performance related bonus arrangements, benefits in kind, long-term incentives and pension benefits. The remuneration committee also reviews the remuneration of the chairman, following a recommendation from the chief executive and the senior independent director. The board as a whole determines the non-executive directors’ fees.

Non-executive directors

Non-executive directors are generally appointed for an initial period to the next Annual General Meeting and subject to reappointment at the meeting, for a further three year term. Subsequent reappointment is with the agreement of the board and approval of shareholders. The fees are set at a level which will attract individuals with the necessary experience and ability to make a significant contribution to the Group’s affairs. The responsibilities of, and the time commitment expected from, non-executive directors have increased in recent times and fees paid to non-executives are increasing to reflect this. As a result, from 1 January 2004 the non-executive directors’ fees will increase from £37,000 to £40,000 per annum, £10,000 of which, less tax, will be invested in BOC shares. The fees for chairing a committee will increase from £8,000 to £10,000 per annum, £5,000 of which, less tax, will be invested in BOC shares. The fee for the chairman, Rob Margetts, is set at £225,000.
     The non-executive directors do not have contracts of service nor do they participate in the Group’s variable compensation arrangements, its long-term incentive arrangements or its pension arrangements, nor do they receive any benefits in kind.

Remuneration policy

BOC’s remuneration policy for executive directors and other executive management is designed to attract and retain executives of the highest calibre so that the Group is managed successfully to the benefit of its stakeholders. In setting remuneration levels the remuneration committee takes into account the remuneration practices found in other UK-listed companies of similar size, internationality and complexity and seeks to benchmark executive remuneration at about the median level for this group.
     During 2002 the remuneration committee reviewed the executive remuneration packages and decided that a realignment was necessary to support the company’s business strategy to improve both earnings growth and capital efficiency and to ensure that the packages were market competitive. To this end, a proposal to adopt new long-term incentive arrangements was put to shareholders and approved at the 2003 Annual General Meeting. These arrangements comprise a Long-Term Incentive Plan (LTIP) and an Executive Share Option Scheme. They are intended to encourage innovation and value-added growth and strengthen the link between short-term performance and sustainable improvement in shareholder value over the longer term. It is the view of the remuneration committee that performance-related remuneration should form a substantial element of total remuneration. As such, these arrangements together with the variable compensation plan, which is a performance related cash plan, form the variable elements of executive remuneration. It is expected that the achievement of ‘on target’ performance of these variable elements will amount to about 60 per cent of total executive remuneration.
     No changes to the framework of executive remuneration are proposed for 2004. The remuneration committee will, however, review the policy on a regular basis and make any amendments it deems appropriate to ensure that it meets the objectives of recruiting, retaining and motivating high performing individuals and ensuring that the Group is market competitive.

The graph above has been included to meet the requirement set out in the Directors’ Remuneration Report Regulations 2002. It shows BOC’s total shareholder return (TSR) performance, assuming dividends are reinvested, compared with all FTSE100 companies. This has been chosen because it provides a basis for comparison against companies in a relevant, broad based equity index of which BOC is a constituent member. The remuneration committee decided that other comparator groups were more appropriate as performance measurement for the LTIP. A graph showing BOC’s TSR performance compared with the six major gases companies relative to respective local indices, which is one of the comparator groups chosen for the LTIP, is shown in the chairman’s statement on page 5.

Long-term incentive arrangements The performance measures for the LTIP are based one third on earnings per share (EPS) before exceptional items, one third on return on capital employed (ROCE) before exceptional items and one third on the company’s TSR performance relative to 31 industrial and

33   The BOC Group plc Annual review 2003

Directors’ remuneration continued

manufacturing companies and a global industrial gases group of six leading companies as follows:

UK group

Aggregate Industries	Hanson	Rolls-Royce
AMEC	IMI	Scottish & Southern
Anglo American	ICI	Energy
AWG	International Power	Scottish Power
BAE Systems	Invensys	Severn Trent
BG Group	Johnson Matthey	Shell Transport
BHP Billiton	Kelda Group	& Trading
BP	National Grid	Smiths Group
BPB	Transco	Tomkins
Centrica	Pilkington	United Utilities
Corus Group	Rio Tinto
FKI	RMC Group

When determining BOC’s performance relative to the global gases group, the TSR for BOC and the comparator companies will be amended (amended TSR) so that it reflects the excess (or shortfall) in returns relative to the local stock market index where each company has its primary listing. The nationality and the local stock market index that will be used to calculate the amended TSR for each company is shown in parentheses.

Global gases group

Airgas	(US – S&P 500 Index)
Air Liquide	(France – CAC 40 Index)
Air Products & Chemicals	(US – S&P 500 Index)
Linde	(Germany – DAX 30 Index)
Nippon Sanso	(Japan – NIKKEI 225 Index)
Praxair	(US – S&P 500 Index)

The BOC Group	(UK – FTSE100 Index)

The performance measure for the Executive Share Option Scheme 2003 is assessed on the growth in basic EPS before exceptional items as reported in the annual report and accounts. The remuneration committee considers these performance measures to be important drivers of sustainable improvement in shareholder value that focus executives’ attention and effort on profitable growth and capital efficiency in both the short and long term.

Service contracts

The company’s policy is for all executive directors to have contracts of employment that terminate on the attainment of retirement age. In order to mitigate its liability on early termination, the company’s policy is that it should be able to terminate such contracts on no more than 12 months’ notice, and that payments on termination are restricted to the value of salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period.

Shareholding guidelines

The remuneration committee encourages executive management to grow a personal shareholding in the business over time. It is anticipated that each executive would build towards a shareholding of one times salary. The remuneration committee believes that the vehicle of the long-term incentive arrangements will facilitate the building of such a shareholding over a period of time.

Pensions

During the year, five directors accrued benefits under the defined benefit schemes operated by the company. Contributions amounting to £279,000 were paid by the company to money purchase plans in respect of three directors.

	Year ended							Year ended	Interests at
	30 September							30 September	30 September
	2003						2002	2003			2003

								Gains on
								share
	Basic	Allowances			Termination			options/			Long-term
	salary	and benefits	[1]	Bonus	payments	Total	Total	incentives	Ordinary	Share	incentive
	£’000	£’000		£’000	£’000	£’000	£’000	£’000	shares	options	plan awards

Executive directors
J A Bevan[2]	243	136		117	–	496	–	–	16,070	269,993	38,659
A E Isaac	654	122		367	–	1,143	1,806	63	5,700	1,096,535	127,867
R Médori	342	276		192	–	810	862	1	16,772	435,253	44,652
Dr K Rajagopal	327	15		184	–	526	590	–	14,416	526,589	42,622
J L Walsh	319	144		178	–	641	657	1	13,175	452,089	42,622

Executive director retiring in 2003
R S Grant[2]	83	4		85	1,507	1,679	726	–	62,803	542,697	–

Chairman retiring in 2002 Sir David John	–	–		–	–	–	76

Total	1,968	697		1,123	1,507	5,295	4,717	65

1.	Includes overseas and relocation expenses.
2.	Mr Bevan was appointed to the board on 5 December 2002. Mr Grant resigned from the board on 31 December 2002 and he left the company on 30 June 2003. Mr Grant’s termination entitlements were mitigated by an agreement that his contractual notice period would be treated as expiring on 30 September 2004. He accordingly received a payment of £448,000, representing salary and compensation for benefits in respect of the agreed 15-month notice period. Mr Grant was also entitled to purchase his company car for a nominal amount. In addition, Mr Grant’s benefit in the US top-hat pension plan was credited with 15 additional months of pensionable service in respect of his notional notice period. The top-hat pension plan was also adjusted to meet Mr Grant’s accrued entitlement. Additionally, he received the sum of £13,400 being the equivalent of the company’s contribution which would have been credited to Mr Grant’s US cash balance retirement plan during the period of his agreed notice period. These amounts are disclosed as ‘Termination payments’ and have been charged against profit in 2003.
3.	Total fees for non-executive directors’ services in the year were £443,000. Included in this amount were the chairman’s fees of £225,000.
4.	Total directors’ remuneration in 2003, including the charge to profit in respect of amounts paid to former directors was £7.1 million compared with £6.4 million in 2002.

34   The BOC Group plc Annual review 2003

Group profit and loss account

Years ended 30 September

	2003						2002						2001

	Before				After		Before				After		Before				After
	exceptional		Exceptional		exceptional		exceptional		Exceptional		exceptional		exceptional		Exceptional		exceptional
	items		items		items		items		items		items		items		items		items
	£ million		£ million		£ million		£ million		£ million		£ million		£ million		£ million		£ million

Turnover, including share of joint ventures and associates	4,323.2		–		4,323.2		4,017.9		–		4,017.9		4,159.2		–		4,159.2
Less: Share of turnover of joint ventures	544.3		–		544.3		324.1		–		324.1		340.0		–		340.0
Share of turnover of associates	60.6		–		60.6		36.1		–		36.1		46.3		–		46.3

Turnover of subsidiary undertakings	3,718.3		–		3,718.3		3,657.7		–		3,657.7		3,772.9		–		3,772.9

Operating profit of subsidiary undertakings	407.4		(60.2)		347.2		425.6		(74.0)		351.6		458.4		(105.7)		352.7
Share of operating profit of joint ventures	86.8		(6.8)		80.0		63.8		(0.5)		63.3		59.0		(2.2)		56.8
Share of operating profit of associates	11.4		–		11.4		10.7		–		10.7		13.2		(0.4)		12.8

Total operating profit including share of joint ventures and associates	505.6		(67.0)		438.6		500.1		(74.5)		425.6		530.6		(108.3)		422.3
Loss on termination/disposal of businesses	–		–		–		–		(20.2)		(20.2)		–		–		–
Profit on disposal of fixed assets	–		–		–		–		–		–		–		3.6		3.6

Profit on ordinary activities before interest	505.6		(67.0)		438.6		500.1		(94.7)		405.4		530.6		(104.7)		425.9
Interest on net debt	(96.1)		–		(96.1)		(103.1)		–		(103.1)		(123.4)		–		(123.4)
Interest on pension scheme liabilities	(110.2)		–		(110.2)		(106.1)		–		(106.1)		(107.2)		–		(107.2)
Expected return on pension scheme assets	119.6		–		119.6		139.1		–		139.1		166.9		–		166.9

Other net financing income	9.4		–		9.4		33.0		–		33.0		59.7		–		59.7

Profit on ordinary activities before tax	418.9		(67.0)		351.9		430.0		(94.7)		335.3		466.9		(104.7)		362.2
Tax on profit on ordinary activities	(121.4)		25.0		(96.4)		(129.0)		22.8		(106.2)		(151.5)		46.9		(104.6)

Profit on ordinary activities after tax	297.5		(42.0)		255.5		301.0		(71.9)		229.1		315.4		(57.8)		257.6
Minority interests	(36.8)		0.4		(36.4)		(26.7)		0.5		(26.2)		(35.4)		1.9		(33.5)

Profit for the financial year	260.7		(41.6)		219.1		274.3		(71.4)		202.9		280.0		(55.9)		224.1
Dividends	(192.1)		–		(192.1)		(186.6)		–		(186.6)		(180.3)		–		(180.3)

Retained profit for the financial year	68.6		(41.6)		27.0		87.7		(71.4)		16.3		99.7		(55.9)		43.8

Earnings per 25p Ordinary share
– basic	52.9	p	(8.4	)p	44.5	p	55.9	p	(14.5	)p	41.4	p	57.5	p	(11.5	)p	46.0	p
– diluted	52.9	p	(8.4	)p	44.5	p	55.7	p	(14.5	)p	41.2	p	57.3	p	(11.4	)p	45.9	p

All turnover and operating profit arose from continuing operations.

35   The BOC Group plc Annual review 2003

Group balance sheet

At 30 September

	2003	2002	2001
	£ million	£ million	£ million

Fixed assets
Intangible assets	206.1	150.7	48.1
Tangible assets	2,913.4	3,027.4	3,168.6
Investment in joint ventures	505.3	317.3	302.4
Investment in associates	64.5	63.7	56.2
Investment in own shares	48.1	42.5	59.5
Other investments	38.8	45.1	31.7

	3,776.2	3,646.7	3,666.5

Current assets	1,104.9	1,246.4	1,286.5
Creditors: amounts falling due within one year	(1,168.2)	(1,247.9)	(1,281.7)
Net current (liabilities)/assets	(63.3)	(1.5)	4.8

Total assets less current liabilities	3,712.9	3,645.2	3,671.3

Creditors: amounts falling due after more than one year	(1,133.1)	(1,179.0)	(1,079.3)
Provisions for liabilities and charges	(376.6)	(407.5)	(419.2)

Total net assets excluding pension assets and liabilities	2,203.2	2,058.7	2,172.8

Pension assets	50.7	54.3	107.0
Pension liabilities	(341.8)	(311.0)	(56.0)

Total net assets including pension assets and liabilities	1,912.1	1,802.0	2,223.8

Shareholders’ funds	1,734.8	1,684.1	2,086.2
Minority shareholders’ interests	177.3	117.9	137.6

Total capital and reserves	1,912.1	1,802.0	2,223.8

Significant accounting ratios

	2003	2002	2001

Return on capital employed (%)[1]	10.8	10.5	10.3
Adjusted return on capital employed (%)[1,2]	12.5	12.3	12.9
Interest cover (times)	4.6	4.1	3.4
Adjusted interest cover (times)[2]	5.3	4.9	4.3
Net debt/equity (%)	71.5	73.6	57.2
Net debt/capital employed (%)	36.9	36.9	32.0

1.	Operating profit as a percentage of the average capital employed excluding net pension liabilities. Capital employed comprises total capital and reserves, long-term liabilities and all current borrowings, net of cash and deposits. The average is calculated on a monthly basis.
2.	Excludes exceptional items.

The summary financial statements on pages 35 to 39 were approved by the board of directors on 21 November 2003 and are signed on its behalf by:

A E Isaac	R Médori
Director	Director

36   The BOC Group plc Annual review 2003

Group cash flow statement

Years ended 30 September

	2003	2002	2001
	£ million	£ million	£ million

Total operating profit before exceptional items	505.6	500.1	530.6
Depreciation and amortisation	333.4	330.9	329.5
Net retirement benefits charge less contributions	5.6	49.9	53.0
Operating profit before exceptional items of joint ventures	(86.8)	(63.8)	(59.0)
Operating profit before exceptional items of associates	(11.4)	(10.7)	(13.2)
Changes in working capital and other items	(18.0)	20.2	(1.3)
Exceptional cash flows	(28.3)	(67.3)	(51.8)

Net cash inflow from operating activities	700.1	759.3	787.8

Dividends from joint ventures and associates	35.0	33.9	23.5
Returns on investments and servicing of finance	(94.4)	(90.7)	(87.2)
Tax paid	(90.7)	(96.2)	(100.6)
Capital expenditure and financial investment	(233.3)	(324.5)	(311.9)
Acquisitions and disposals	(118.3)	(215.5)	(133.6)
Equity dividends paid	(192.1)	(186.6)	(180.3)

Net cash inflow/(outflow) before use of liquid resources and financing	6.3	(120.3)	(2.3)

Management of liquid resources	16.2	52.6	102.8

Net cash (outflow)/inflow from financing	(125.0)	89.1	(34.4)

(Decrease)/increase in cash	(102.5)	21.4	66.1

Reconciliation of net cash flow to movement in net debt

	2003	2002	2001
	£ million	£ million	£ million

Net debt – at 1 October	(1,325.6)	(1,272.1)	(1,308.4)
Net cash inflow/(outflow)	6.3	(120.3)	(2.3)
Issue of shares	3.7	25.0	16.9
Net borrowings assumed at acquisition	(0.8)	(0.5)	—
Net liquid resources eliminated on disposal	(31.0)	—	—
Inception of finance leases	—	(0.4)	(0.5)
Exchange adjustment	(20.7)	42.7	22.2

Net debt – at 30 September	(1,368.1)	(1,325.6)	(1,272.1)

37   The BOC Group plc Annual review 2003

Notes to the financial statements

1.	Basis of preparation

•	These accounts are based on the historical cost accounting convention and comply with all applicable UK accounting standards.
•	The accounts are prepared on the going concern basis. This means that the Group has adequate resources to continue in operation for the foreseeable future.
•	The Group accounts include the accounts of the parent undertaking and of all subsidiaries, joint ventures and associates. Subsidiary undertakings are those businesses controlled by the Group and their results are fully included. Joint ventures are those businesses which the Group jointly controls with one or more other parties. Associates are those businesses in which the Group has a participating interest and exercises significant influence.
•	The results of businesses acquired are included from the effective date of acquisition. Goodwill on acquisitions during the year (the difference between the fair value of the purchase price of a business and the fair value of the net assets acquired) is capitalised and amortised over its useful economic life.

2.	Exchange rates

The majority of the Group’s operations are located outside the UK and operate in currencies other than sterling. Profit and loss and other period statements of the Group’s overseas operations are translated at average rates of exchange for the financial year. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange at the end of the financial year.
     The rates of exchange to sterling for the currencies which principally affected the Group’s results were as follows:

	2003	2002	2001

Average for the year:
– US dollar	1.60	1.47	1.44
– Australian dollar	2.62	2.77	2.76
– Japanese yen	191.01	184.34	170.04
– South African rand	13.24	15.64	11.47
At 30 September:
– US dollar	1.66	1.57	1.47
– Australian dollar	2.45	2.89	2.98
– Japanese yen	185.60	191.45	175.09
– South African rand	11.57	16.58	13.24

3. Segmental information

	2003				2002				2001

		Adjusted				Adjusted				Adjusted
		operating		Operating		operating		Operating		operating		Operating
	Turnover	profit	[1]	profit	Turnover	profit	[1]	profit	Turnover	profit	[1]	profit
	£ million	£ million		£ million	£ million	£ million		£ million	£ million	£ million		£ million

a) Business analysis:
Process Gas Solutions	1,242.7	184.0		177.1	1,200.6	185.2		161.2	1,193.0	156.5		103.7
Industrial and Special Products	1,751.2	242.7		238.2	1,605.3	248.0		229.3	1,573.9	248.8		227.0
BOC Edwards	684.1	18.5		7.9	688.2	26.1		(1.4)	873.1	78.8		62.7
Afrox hospitals	353.4	46.1		46.1	259.0	29.7		29.7	287.8	32.3		32.3
Gist	291.8	29.2		29.2	264.8	25.5		25.5	231.4	21.3		20.6
Corporate	–	(14.9)		(59.9)	–	(14.4)		(18.7)	–	(7.1)		(24.0)

Continuing operations	4,323.2	505.6		438.6	4,017.9	500.1		425.6	4,159.2	530.6		422.3

b) Regional analysis:
Europe	1,154.4	144.3		137.0	1,069.6	155.2		116.8	1,002.5	165.5		122.6
Americas	1,238.8	91.8		42.7	1,291.8	121.3		113.2	1,387.5	137.2		96.7
Africa	585.5	85.0		85.0	441.0	56.7		56.3	505.6	69.4		69.4
Asia/Pacific	1,344.5	184.5		173.9	1,215.5	166.9		139.3	1,263.6	158.5		133.6

Continuing operations	4,323.2	505.6		438.6	4,017.9	500.1		425.6	4,159.2	530.6		422.3

1. Adjusted operating profit excludes exceptional items.

4.	Contingent liabilities and legal proceedings

Group companies are parties to various legal proceedings, including some in which claims for damages in large amounts have been asserted. The outcome of litigation to which Group companies are party cannot be readily foreseen, but the directors believe that such litigation should be disposed of without material adverse effect on the Group’s financial condition or profitability.

Welding fumes litigation BOC has been named in numerous lawsuits in the US alleging injury from exposure to welding fumes. Many of these cases were filed during 2003. Certain of these cases have been either filed in, or transferred for pre-trial purposes to, the federal district court in the Northern District of Ohio, where a multi-district litigation (MDL) proceeding has been commenced. The MDL proceeding is still at an early stage. The MDL proceeding is a vehicle for co-ordinating pre-trial proceedings in cases pending in different federal district courts in the US. In addition to the cases in federal court, BOC is a defendant in a number of similar cases pending in state courts. These cases are in different stages of procedural development, and certain cases are scheduled for trial from time to time.

     From the time it purchased Airco in 1978 until this year, BOC had never had an adverse jury verdict returned against it in a case alleging injury from exposure to welding fumes. On 28 October 2003, a jury in Madison County, Illinois, rendered a verdict

38   The BOC Group plc Annual review 2003

4.	Contingent liabilities and legal proceedings continued

against BOC and two co-defendants. The jury awarded US$1 million to Mr Elam, a former labourer who asserted that his idiopathic Parkinson’s disease was attributable to his exposure to welding fumes over a period of years. BOC believes that the verdict is inconsistent with the decisions rendered by juries in previous cases, is not supported by the existing scientific evidence and intends to pursue vigorously its post-trial and appeal rights.
     BOC believes that it has strong defences to the claims asserted in these various proceedings related to alleged injury from exposure to welding fumes and intends to defend vigorously such claims. Based on BOC’s experience to date, together with BOC’s current assessment of the merits of the claims being asserted, and applicable insurance, BOC believes that continued defence and resolution of these proceedings will not have a material adverse effect on its financial condition or profitability and no provision has been made.

Fluorogas litigation In February 2003, the company was notified that a jury verdict in the US District Court for the Western District of Texas was obtained for US$132 million against Fluorogas Limited, The BOC Group Inc and The BOC Group plc. The verdict arises primarily out of an alleged breach of a memorandum of understanding by Fluorogas Limited before it was acquired by The BOC Group plc in September 2001. In March 2003, the court also awarded interest and costs against the defendants, making them jointly and severally liable for a total of US$174 million. A bond for the full amount has been posted with the Court as part of the normal appeals process.

     The company believes that the jury’s verdict reflects a misunderstanding of the law and does not reflect the facts of any loss that may have been suffered by the plaintiff. The company is challenging the verdict through the appropriate appeals process in the US and hence no provision has been made. In addition, Fluorogas Limited was placed in administration under the Insolvency Act of 1986 pursuant to an order of the English Courts. In a related proceeding in a US Bankruptcy Court, the UK administrators have obtained injunctive relief preventing the plaintiff in the Fluorogas litigation from commencing or continuing any action or proceeding enforcing any judgement against Fluorogas Limited in the US.

ERISA litigation An action was filed in the US District Court for the Southern District of Illinois against The BOC Group Cash Balance Retirement Plan (the Plan).The plaintiffs brought this action on behalf of themselves and all others similarly affected, alleging that the Plan improperly calculated lump sum distributions from the Plan in violation of the Employee Retirement Income Security Act. The maximum potential liability could have reached US$116 million and any award would be paid out of Plan assets.

     The parties have reached an agreement in principle to settle at US$69 million. The settlement documents are being prepared. The settlement is subject to approval by the court at a fairness hearing. A provision of US$69 million has been made in the financial statements. Under UK accounting principles (FRS17), this has been recognised as a charge in the profit and loss account of the Group. It has been shown as an exceptional item.

Guarantees At 30 September 2002, BOC had guaranteed a portion of the borrowings of its joint venture company in Mexico. The amount of the guarantee was £116.7 million and it was shown as a contingent liability in the Group’s report and accounts at that date. In March 2003, as a result of certain conditions being met by the joint venture company, BOC’s guarantee has been released and no contingent liability remains at 30 September 2003.

5.	US accounting information

The consolidated financial statements of the Group are prepared in accordance with UK generally accepted accounting principles (UK GAAP). These differ in certain respects from accounting principles accepted in the US (US GAAP).
     The application of the different accounting principles results in adjustments being needed to show what the Group’s profit would be under US GAAP. The main adjustments are shown individually in the table below.

	2003		2002		2001
	£ million		£ million		£ million

Net profit under UK GAAP	219.1		202.9		224.1
Pensions	62.5		35.4		24.9
Revaluations realised on asset disposals	1.1		5.8		1.1
Amortisation of goodwill and other intangibles	13.4		(3.7)		(7.9)
Financial instruments	(2.8)		19.5		8.5
Share of results of joint ventures and associates	0.6		–		(4.8)
Restructuring costs	–		–		(6.5)
Write-down of previously revalued assets	–		20.5		–
Unrealised profit on disposal of subsidiary	8.2		–		–
Other adjustments on profit on disposal of subsidiary	(20.7)		–		–
Other	3.6		(0.3)		1.1
Taxation effect of above adjustments	(20.7)		(24.7)		(6.3)

Net income under US GAAP	264.3		255.4		234.2

Earnings per 25p Ordinary share
Basic
Profit from continuing operations and for the financial year	53.7	p	52.1	p	48.1	p

6.	Post balance sheet events
a) On 17 November 2003, the Group’s South African subsidiary company African Oxygen Limited announced that it had agreed to sell its entire holding in Afrox Healthcare Limited. At that date, the estimated impact of the transaction was a reduction of a maximum of 1.5p in Group earnings per share for the year to 30 September 2003. The sale remains subject to certain conditions, including clearance from the relevant competition and other regulatory authorities.

b) ERISA litigation. See note 4 above.

39   The BOC Group plc Annual review 2003

Shareholder information

Ordinary shareholdings by investor type at 30 September 2003

	%		Number of	%
Number of	of total number		25p shares	of ordinary
accounts	of accounts	Type of investor	million	capital

32,828	73	Individuals	29.2	6
11,412	25	Institutional investors	455.1	91
949	2	Other corporate investors	13.4	3

45,189	100		497.7	100

Financial calendar

	Ordinary Shares/American Depositary Shares			12¼% Unsecured Loan Stock 2012/2017

	First interim	Second interim	[1]	Half year	Half year

Ex-dividend	31 Dec 2003	30 Jun 2004		3 Mar 2004	1 Sep 2004
Record date	5 Jan 2004	2 Jul 2004		5 Mar 2004	3 Sep 2004
DRIP notice date	12 Jan 2004	12 Jul 2004		–	–
Payment date – UK	2 Feb 2004	2 Aug 2004		2 Apr 2004	2 Oct 2004
– US	9 Feb 2004	9 Aug 2004		–	–

1. Proposed dates

	3 months	Half year	9 months	Preliminary	Report and accounts

Group results	3 Feb 2004	13 May 2004	3 Aug 2004	18 Nov 2004	Dec 2004

Shareholder enquiries

Shareholders who have questions relating to the Group’s business or wish to receive copies of the interim statements should write to:

Director – Investor Relations
The BOC Group plc
Chertsey Road, Windlesham
Surrey GU20 6HJ, England
Telephone: 01276 477222
E-mail: ir@boc.com

Registrar

Administrative enquiries concerning shareholdings in the company such as the loss of share certificates, change of address, dividend payment arrangements, amalgamation of multiple accounts, or requests for the full report and accounts should be sent directly to:

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA, England
Telephone: 0870 600 3958
Fax: 0870 600 3980
Teltex for shareholders with hearing difficulties:
0870 600 3950
If telephoning from outside the UK: +44 121 415 7035 or
Fax: +44 1903 854031
Website: www.lloydstsb-registrars.co.uk

Correspondence should refer to The BOC Group plc, stating clearly the registered name and address and, if available, the full account number which starts with 0385.

Shareholding information

To view up-to-date information about your shareholding, change your address details, set up a new, or change an existing, dividend mandate, visit the Lloyds TSB Registrars shareview website at www.shareview.co.uk
     The portfolio service provides access to more information on your investments including balance movements, indicative share prices and details of recent dividend payments. To register with Lloyds TSB Registrars as a user of the portfolio service and for more information visit the website at www.shareview.co.uk

Electronic shareholder communications

Shareholders can now elect to receive shareholder documents, such as annual and interim reports and notices of general meetings, electronically from the company’s website rather than in hard copy through the mail. This has the advantage of improving the speed of communications and reducing administrative costs of printing and postage. The terms on which this electronic facility is provided can be found on the company’s website (www.boc.com) or on request from the registered office. Any shareholder wishing to take advantage of this free service may do so by registering their details on the Lloyds TSB Registrars shareview website at www.shareview.co.uk

40   The BOC Group plc Annual review 2003

Dividend reinvestment plan

A dividend reinvestment plan (DRIP), through which Ordinary shareholders may invest the whole of their cash dividends in additional shares in the company, is available. Ordinary shareholders on the register at the record date may participate in the plan provided their application forms are received by the DRIP notice date shown in the financial calendar on the previous page. Copies of the explanatory brochure and application form are available from Lloyds TSB Registrars whose details appear on the previous page.

Payment of dividends

Ordinary shareholders and loan stock holders may arrange to have their dividends or interest paid directly into a bank or building society account through the Bankers Automated Clearing System (BACS). Mandate forms are available from Lloyds TSB Registrars whose details appear on the previous page or alternatively you can set up a new, or change an existing, dividend mandate via the Lloyds TSB Registrars shareview website at www.shareview.co.uk Tax vouchers relating to any dividend or interest payments made via BACS will be mailed directly to the registered address of the share or loan stock holder.

Share dealing services

For Internet and telephone share dealing services contact Lloyds TSB Registrars by either logging on to www.shareview.co.uk/dealing or by calling 0870 850 0852 between 8.30 am and 4.30 pm on any business day (excluding bank holidays).

Details of a postal share dealing service can be obtained from:

Cazenove & Co. Ltd
20 Moorgate,
London EC2R 6DA, England
Telephone: 020 7155 5155

American Depositary Shares

The BOC Group plc American Depositary Shares (ADS) are listed on the New York Stock Exchange and trade under the symbol BOX. One ADS represents two The BOC Group plc Ordinary shares. JPMorgan Chase Bank is the depositary and their address for enquiries is:

JPMorgan Chase Bank
JPMorgan Service Center
PO Box 43013
Providence, RI 02940-3013, USA
Telephone: +1 781 575 4328
Website: www.adr.com/shareholder

A dividend reinvestment plan is available through JPMorgan Chase Bank as depositary for holders of ADSs. All enquiries regarding this plan should be addressed to:

Global Invest Direct
JPMorgan Chase Bank
PO Box 43013
Providence, RI 02940-3013, USA
Telephone, toll free: JPMorgan Service Center on
+1 800 749 1687 or +1 800 428 4237

ShareGift

Shareholders with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. A ShareGift donation form can be obtained from Lloyds TSB Registrars whose details appear on the previous page. Further information about ShareGift is available at www.sharegift.org or by writing to:

ShareGift
The Orr Mackintosh Foundation
46 Grosvenor Street
London W1K 3HN, England
Telephone: 020 7337 0501

Unsolicited mail

The company is obliged by law to make its share register publicly available and as a consequence some shareholders may receive unsolicited mail. If you wish to limit the amount of unsolicited mail you receive, contact:

The Mailing Preference Service
FREEPOST 29 (LON.20771)
London W1E OZT, England
Telephone: 020 7291 3310 or register on-line at
www.mpsonline.org.uk

The Mailing Preference Service is an independent organisation which offers a free service to the public. Registering with them will stop most unsolicited consumer advertising material.

Special needs

If you would like to receive this report in an appropriate alternative format, such as large print, Braille, or audio cassette, please contact Lloyds TSB Registrars on 0870 600 3958 or for shareholders with hearing difficulties on Teltex 0870 600 3950.

Annual General Meeting 2004

The Annual General Meeting will be held on 23 January 2004 at the Institution of Electrical Engineers (Lecture Theatre), Savoy Place, London WC2R 0BL, England commencing at 11.00 am.

©The BOC Group plc 2003
Designed and produced by Radley Yeldar (London)
Principal photography by George Brooks
Printed by CTD Capita

The BOC Group plc
Registered office:
Chertsey Road, Windlesham,
Surrey GU20 6HJ, England
Tel: 01276 477222
Fax: 01276 471333
English Register No. 22096
Website: www.boc.com